LIBERTY
LIFE

RECEIVED

2007 JAN 18 A 10:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 December 2006

07020423

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
25049-0302

082-03924 SUPPL

Dear Sir

LIBERTY GROUP LIMITED – EXEMPTION NUMBER ~~082394~~

I attach hereto information that has been filed by Liberty Group Limited with the JSE Securities Exchange and information distributed to shareholders.

Please would you acknowledge receipt by signing and returning a copy of this letter (attached).

Yours faithfully
LIBERTY GROUP LIMITED

D S MTSHALI
GROUP SECRETARY

PROCESSED

JAN 1 9 2007

THOMSON
FINANCIAL

LIBERTY LIFE
LIBERTY LIFE CENTRE, 1 AMESHOFF STREET, BRAAMFONTEIN 2001 PO BOX 10499, JOHANNESBURG 2000
CALL CENTRE: 0860 456 789 FAX: 086 688 0717 E-MAIL: help@liberty.co.za www.liberty.co.za

30/01/2006 - 19:02:24

Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Share Code: LGL
ISIN Code: ZAE000057360
("Liberty Life")

Following the announcement by Liberty Life in November 2005 that it was contemplating the sale of its Australian life assurance business, Prefsure Holdings Limited ("Prefsure"), shareholders of Liberty Life are informed that an agreement has been reached with Tower Limited to acquire Prefsure for AUS$145 million.

Prefsure was acquired by Liberty Life when it bought Capital Alliance Holdings Limited ("CAHL") in April 2005. The decision to dispose of Prefsure is in line with Liberty's stated intention of focusing on the domestic life assurance market for the foreseeable future.

The agreement is subject to certain conditions precedent including, inter alia, regulatory approval and approval from the South African Reserve Bank.

Should the conditions precedent be met, it is expected that the net amount to be received by Liberty Life, after payments to minorities, taxes and costs, will be approximately AUS$84 million or R380 million. This represents an uplift of approximately 5% to 10% on the carrying value in CAHL's books.

In the November announcement referred to above, reference was also made to the possible sale of Liberty Ermitage, Liberty's offshore hedge fund asset manager. Negotiations are still under way and a further announcement on this matter will be made in due course.

Liberty was advised by Deutsche Bank on the sale of Prefsure.

Johannesburg
30 January 2006
Sponsor
Merrill Lynch
Date: 30/01/2006 08:36:02 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

17/02/2006 - 19:14:50

Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Share Code: LGL
ISIN Code: ZAE000057360
("Liberty Life")
Trading Statement
Liberty Life's audited results for the year ended 31 December 2005 will be released on 2 March 2006. Shareholders are advised that the group's headline earnings per share for 2005, which include investment surpluses on shareholders' funds from 1 January 2005 in accordance with International Financial Reporting Standards*, are expected to be between 55% to 65% higher than the 461,5 cents per share recorded for the year ended 31 December 2004.
This is after a provision of R406 million made through the income statement in respect of minimum standards for savings product values in line with the statement of intent signed between the Life Offices Association and National Treasury in December 2005. R321 million of the provision impacts headline earnings and R85 million is reflected below headline earnings as a goodwill impairment on acquisition of Capital Alliance. This, together with a R193 million reduction in the value of in-force business as a result of the statement of intent, represents the total negative impact (R599 million) on embedded value at 31 December 2005.
The most meaningful earnings comparison is Liberty Life's BEE normalised** headline earnings per share, before taking the once-off provision and IFRS adjustments into account, which are expected to be between 35% and 45% higher than in 2004.
Strong operational results were complemented by the positive impact of buoyant investment markets for 2005. The weighted average investment return used as a proxy to calculate shareholders' 10% share of policyholder capital bonuses on certain classes of business was 33,2% at 31 December 2005 compared with 22,7% at 31 December 2004.
The information contained in this announcement has not been reviewed and reported on by the company's auditors.
*Previously, realised investment surpluses on shareholders investments were included in total earnings as opposed to headline earnings and unrealised surpluses were taken directly to equity.
*As defined in the 2004 annual report, Black Economic Empowerment (BEE) normalised headline earnings per share include dividends received but accounted for directly in equity on the Group's BEE preference shares and also include the reinstatement of the number of shares in issue relating to the Group's BEE transaction. This measure reflects the economic reality of the transaction as opposed to the required technical accounting treatment that reflects the BEE transaction as a share buy-back.
Johannesburg
17 February 2006
Sponsor
Merrill Lynch SA (Pty) Ltd
Date: 17/02/2006 05:39:11 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

21/02/2006 - 19:02:05

Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Share Code: LGL
Issuer Code LIBU
ISIN Code: ZAE000057360
("Liberty Life")

Resignation of Chief Executive

Derek Cooper, Chairman of Liberty Life, today announced that Myles Ruck, Chief Executive of Liberty Life, for personal reasons wishes to leave the company after his service retention agreement expires on the 31st May 2006.

In making this announcement, he said "In the three years that Myles has been at the helm of the company he has done an outstanding job at both a strategic and operational level. The board is sorry that Myles will be leaving Liberty but respect his decision. However I am pleased to say that his experience and advice will not be lost to the group as Myles has been invited to remain on the board of the Standard Bank Group as a non-executive director."

"It is a further compliment to Myles' foresight and planning that we are able to announce the appointment of Bruce Hemphill, currently Chief Executive of Stanlib Limited, to succeed Myles as Chief Executive of Liberty Life with effect from 1st June 2006. He will be joining the board of Liberty Life as will Rex Tomlinson who will continue in his role of Deputy Chief Executive and will in this capacity be assuming broader responsibilities."

The acquisition of Capital Alliance Limited has by and large been implemented and Ian Kirk, former Chief Executive of Capital Alliance has indicated that, following the successful completion of this acquisition, he would be leaving the group to pursue his personal interests. Ian has played a key role in the swift bedding down of the CAL acquisition and the company and board are grateful to him for his substantial contribution and wish him well in his future endeavours.

Myles will, for a short period, remain on the Liberty Life board in order to facilitate an effective hand over to Bruce. "Good corporate governance dictates that he will then be retiring from the Liberty Life board" said Derek Cooper.

Bruce will, for the time being, retain responsibility for Stanlib.

Johannesburg
17 February 2006

For queries please contact:

Myles Ruck	Bruce Hemphill
+27832500183	+27832526680

Sponsor
Merrill Lynch SA (Pty) Ltd

Date: 21/02/2006 08:07:25 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

28/02/2006 - 19:01:47

Liberty Group Limited
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360

Notification of release of 2006 year end results

Liberty Group will release its annual results for the 12 months to 31 December 2005 at approximately 08h00 on Thursday 2 March 2006 on the JSE's news service SENS. Following this, there will be a presentation on the results to the Southern African Investment Analysts' Society at 10h00.

The results presentation will be broadcast live on Summit TV (DSTV channel 55) from 10h00 on the same day. Slides for the presentation will be available from our website www.liberty.co.za from approximately 09h00.

A live webcast of the presentation will also be available on the company's website at www.liberty.co.za. If the webcast facility is being used, interested parties are advised to allow adequate time for download and registration.

Full details of the company's results will also be available from the company's website from approximately 08h00 on Thursday 2 March 2006.

A conference call facility will also be available. The contact numbers for calls are listed below.

South Africa	Toll-free 0800 200 648
	JHB (011) 535 3600
USA	Toll-free 1 866 752 6302
Australia	Toll-free 1800 350 100
United Kingdom	Toll-free 0800 917 7042

For playback (available for 72 hours post-presentation)

South Africa & Other	011 305 2030 (Code 2623#)
USA	1 412 317 0088 (Code 2623#)
United Kingdom	0808234 6771 (Code 2623#)

ENQUIRIES:
Liberty Group
Investor Relations
Stewart Rider/Samuel Sathekge
+27 11 408 3260/408 3063
Media relations
Mandy Denton
+27 11 408 2621
Johannesburg
28 February 2006

Date: 28/02/2006 09:36:50 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

02/03/2006 - 19:07:29

Liberty Group Limited
"Liberty Life"
Incorporated in the Republic of South Africa
Registration number: 1957/002788/06
Alpha code: LGL
Issuer code: LIBU
ISIN code: ZAE000057360

REVIEWED PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

Financial performance
for the year ended 31 December 2005
Comparatives include Capital Alliance for nine months where appropriate
IFRS: International Financial Reporting Standards

	2005	Adjusted(5) 2004	% change
Indexed new business (Rm)	4 870	4 336	12
New business margin before SOI(1)impact(%)	23	24	
Net cash inflows from insurance operations (Rm)	5 726	3 186	80
BEE normalised headline earnings per share before IFRS adjustments and SOI provisions(2) (cents)	665,4	465,3	43
Headline earnings per share(3) (cents)	731,2	459,7	59
Management expenses (Rm)	3 612	3 370	7
Normalised management expenses(4)(Rm)	3 089	3 079	0
BEE normalised embedded value per share before SOI provisions (2) (R)	75,56	63,72	19
Embedded value per share (R)	75,96	65,07	17
Statutory capital adequacy requirement cover (times covered)	2,0	2,5	
Final dividend per share (cents)	224	153	46
Total dividend per share (cents)	350	315	11
Capital reduction (cents per share)	360		
Return on embedded value (%)	22	19	

1- Statement of intent (SOI) signed between National Treasury and the Life Offices regarding minimum values on saving products.
2- BEE normalised headline earnings per share and BEE normalised embedded value per share are shown after adjusting the accounting treatment required for statutory financial statement purposes to reflect the economic reality of the BEE transaction.
3- In compliance with International Financial Reporting Standards (IFRS).
4- IFRS adjustments (mainly share based payment costs) and restructuring, integration and other non-recurring expenses are excluded.
5- Adjusted where appropriate for nine months of Capital Alliance Holdings Limited and IFRS restatements

Commentary on results

2005 could well be regarded as a significant turning point in the life assurance industry. A number of unfavourable rulings against life assurance companies (including Liberty Life) by the Pension Fund Adjudicator (PFA), coupled with a wave of negative sentiment towards life assurers from the media and consumers themselves, led to a long overdue rethink as to how to reposition our business model in future. The PFA rulings and statement of intent (SOI) are dealt with in more detail below. What has been encouraging is that in spite of the negative perceptions surrounding the industry, Liberty Life nevertheless managed to turn in a very good performance for the 2005 financial year with significantly increased cash flows.

Performance highlights

Indexed new business premiums increased by 12% to R4 870 million at an overall margin of 20% (23% before SOI impact - see below) on a like for like basis, which is at the high end of the stated target range of 18% to 22%. Net cash inflows from insurance operations amounted to R5,7 billion - the highest level to date. In addition, STANLIB and Liberty Ermitage net cash inflows amounted to R13,3 billion and R0,4 billion ($69 million) respectively.

Recurring management expenses of the group were flat on a like for like basis and maintenance costs per policy for all the life insurance companies in the

group were largely within actuarial assumptions. Liberty Life's renewal cost per policy increased by 4% to R258 from the R248 reported at 31 December 2004. Liberty Active's cost per policy decreased from R154 per policy to R139. Capital Alliance's cost per policy for complex products increased by 2% from R217 at 31 March 2005 to R221 and for simple products from R80 at 31 March 2005 to R98. Restructuring and integration costs amounted to R184 million for the year, R36 million lower than the projection given to analysts and investors in November 2005. Other non-recurring costs of R15 million include inter alia the increase in the post-retirement medical liability and fees paid in respect of the bond issue.

Notwithstanding a R321 million after tax SOI provision in respect of Liberty Life and Liberty Active, BEE normalised headline earnings per share before IFRS adjustments of 549,8 cents were 18% higher than the comparable number in 2004. This would have been 665,4 cents or 43% higher before accounting for the SOI provision. Capital Alliance Holdings Limited's (CAHL) SOI provision of R85 million has been expensed in the income statement as part of the goodwill impairment arising on acquisition of CAHL. These provisions, together with a further amount of R193 million in respect of the SOI which has reduced the in force business, amount to R599 million - the total negative impact of the SOI on the group's embedded value. Strong operational results were complemented by the positive impact of buoyant investment markets for 2005. The weighted average investment return used as a proxy to calculate shareholders' 10% share of policyholder capital bonuses on certain classes of business was 33,2% at 31 December 2005 compared with 22,7% at 31 December 2004.

BEE normalised headline earnings per share before IFRS and SOI

	2005 Rm	2004 Rm	% change
Operating profit from insurance operations before IFRS and SOI	1 308	827	58
Operating profit from insurance operations Per financial statement	942	841	12
IFRS adjustments	45	14)	
SOI provision	321	0	
Operating profit from shareholders' funds before IFRS and SOI	451	425	6
Operating profit from shareholders' funds Per financial statement	899	409	
IFRS adjustments	(448)	16	
Net income on BEE preference shares accounted for in equity	88	31	
BEE normalised headline earnings before IFRS and SOI	1 847	1 283	44
BEE normalised weighted average number of shares in issue	277,6	275,7	1
Weighted average number of shares in issue	251,8	271.9	(7)
Reinstatement of BEE shares	25,8	3,8	
BEE normalised headline earnings per share before IFRS and SOI	665,4	465,3	43

BEE normalised embedded value per share of R73,41 was 15% higher than at 31 December 2004. The total impact on BEE normalised embedded value of the SOI provisions was R599 million or R2,16 per share, comprising R406 million provided through the income statement and a R193 million reduction in value of in-force. In terms of new actuarial guidance on embedded value calculations, known future non-recurring costs of R216 million after tax have been allowed for in the calculation following our announcements in November regarding restructuring and integration costs. This deduction from BEE normalised embedded value amounts to R0,78 per share. The goodwill impairment associated with the CAHL acquisition of R312 million before SOI has reduced embedded value by R1,12. Before taking these exceptional items into account, BEE normalised embedded value per share would have increased by 22% to R77,47.

A final dividend for 2005 of 224 cents per share (153 cents per share in 2004), has been declared in line with the group's newly adopted dividend policy, as communicated in the 2004 year end results. The total dividend for the year of 350 cents per share reflects an increase of 11% (in line with the current estimated medium term growth rate of our embedded value after payment of normal dividends) on the total 2004 dividend of 315 cents per share.

Capital reduction

The Capital Adequacy Requirement (CAR) cover ratio decreased from 2,5 times at

31 December 2004 to 2,0 times at 31 December 2005, mainly as a result of the acquisition of CAHL, higher Lifestyle Protector (risk products) sales, offset to an extent by increased excess assets on a statutory basis. A target CAR cover level of 1,7 times results in excess capital of approximately R1,1 billion. Therefore a capital reduction of R1 billion or R3,60 per share will be paid out of the share premium account, subject to shareholder and regulatory approval. The total payout to shareholders for the 2005 year will therefore amount to R7,10 per share. Further details will be contained in the notice of the group's annual general meeting to be posted to shareholders before 31 March 2006. As a result of this capital reduction the estimated medium term growth rate of embedded value (to determine the 2006 ordinary dividend) will be applied to a re based 2005 dividend of 325 cents per share in order to recognise the impact on earnings as a result of the reduction in capital.

Significant events in 2005

In April 2005 CAHL was purchased for R3,1 billion. The major focus for the remainder of 2005 was to ensure a swift and smooth merging of the businesses and staff of CAHL and Liberty Life. By the end of September CAHL staff had moved from its head office into Liberty Centre. During this process the company's business model was restructured to position it to serve both intermediaries and policyholders more effectively and efficiently. This caused a certain amount of disruption compounded by the PFA rulings - but by and large the new model has been implemented and the benefits thereof are beginning to be extracted. In a SENS announcement issued on 23 November 2005, it was indicated that the expected sustainable savings could be in the order of R300 million per annum from 2008 onwards.

The company was the first South African life assurer to issue a capital qualifying listed corporate bond. Applications for over R4,0 billion were received and consequently the full amount of R2,0 billion was raised and has been used to fund working capital requirements.

Liberty Life was elected winner of both categories of awards for life assurers (individual and corporate) at the SAFSIA awards ceremony. This is the first time that the largest intermediary body has made both awards in the same year to one company.

During the course of last year we initiated the disposal of our offshore asset manager, Liberty Ermitage, and the Australian life assurance business, Prefsure, which we acquired through the acquisition of CAHL. Hightree (a small UK distribution business) was disposed of late 2005. The sale process relating to Liberty Ermitage continues and hopefully will be completed shortly while we have signed a sale agreement for Prefsure.

Liberty Active

Project Khula was launched within Liberty Active during the course of 2005 to focus on the lower to middle income segments of the market. Subsequent to the purchase of CAHL, the project Khula sales force was integrated with CAHL work site marketing. A comprehensive review of both CAHL and Liberty's entry level market products was undertaken and resulted in a simple, streamlined range of value for money risk products at the lower end of the market. The challenge for the coming year is to ensure efficient distribution of these products to those who have a real need for them. In keeping with our philosophy of providing the right product for the right markets, we are re-evaluating the sale of savings products to this end of the market.

Pension Fund Adjudicator (PFA) rulings and statement of intent (SOI)

There was a constant stream of negative publicity around the life assurance industry during the course of last year, fuelled primarily by the media and numerous negative rulings against various companies within the industry by the PFA. Whilst there were many aspects of the PFA rulings with which we clearly disagreed, many of the issues he dealt with and rulings he made had merit. Whether or not they were legally defensible was less of an issue to us as whether or not the past practices could be seen as fair, in the light of the environment in which we now find ourselves.

Under the auspices of the LOA extensive discussions took place, both internally and with outside interested parties such as the National Treasury and the Financial Services Board, around reforming the savings products in the industry - but any solution had to take into account not only the future, but also the existing in-force books of the life assurers, as well as business on the books which had already terminated prior to the maturity of the contracts. The discussion culminated in a December 2005 meeting and the signing of an SOI by the five largest life office members of the LOA and the Minister of Finance. Full provision has been made at 31 December 2005 for the minimum values of

savings products as contemplated in the statement of intent. This has had a negative once-off impact of R599 million on the group's embedded value.

STANLIB

STANLIB has had its best financial year since its formation in 2002. Profit before tax and interest exceeded R400 million and assets under management grew by 27% to R276 billion as at 31 December 2005. Performance in the equity markets continued to improve both in absolute terms and relative to its peers. The Alexander Forbes Global Manager Watch survey placed STANLIB third for the year ended 2005, with its preferred asset portfolio returning 34,6% for the year. Costs were well controlled and the company is budgeting for good growth in assets and profitability in the coming year.

Dividend

In line with the group's dividend policy communicated to shareholders at 31 December 2004, a final dividend of 224 cents has been declared, bringing the total dividend for the year to 350 cents. This represents an 11% increase on the 2004 total dividend of 315 cents.

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE	Friday, 31 March 2006
First trading day ex dividend on the JSE	Monday, 3 April 2006
Record date	Friday, 7 April 2006
Payment date	Monday, 10 April 2006

Share certificates may not be dematerialised or rematerialised between Monday, 3 April 2006 and Friday, 7 April 2006 both days inclusive. Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 10 April 2006.

Events after balance sheet date

The sale of Prefsure for AUS$145 million was announced in January 2006. There are still a number of regulatory and other conditions precedent that need to be met. We are confident that completion will occur on or around 31 March 2006. It was announced by the chairman of the board on 21 February 2006 that Myles Ruck, Chief Executive of Liberty would be stepping down effective 31 May 2006 and that Bruce Hemphill would be appointed Chief Executive effective 1 June 2006.

Prospects

We do not expect the same high level of performance from the financial markets in 2006 that we have enjoyed in 2005. However the domestic economic outlook remains favourable and we believe that our actuarial assumptions for the 2006 year will be met. While BEE normalised headline earnings may be lower in 2006 due to the impact of a potential lower financial market performance for 2006, real growth in BEE normalised embedded value and dividends (after re-basing these respective numbers to allow for the capital reduction of 360 cents per share) should be achieved.

Auditors opinion

PricewaterhouseCoopers Inc. has reviewed the group financial statements and audited the embedded value statement for the year ended 31 December 2005. Copies of the auditors' unqualified review report on the group financial statements and unqualified audit opinion on the embedded value statement for the year ended 31 December 2005 are available for inspection at the Company's registered office.

Myles Ruck
Chief Executive
Derek Cooper
Chairman
1 March 2006

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited
(Registration number: 2004/003647/07)
Ground Floor, 70 Marshall Street, Johannesburg 2000
PO Box 61051, Marshalltown, 2107
Telephone +27 11 370 5000

Please refer to the Liberty Group web page (www.liberty.co.za) where supporting schedules, copy of the analyst presentation and notes relating to IFRS restatements are available.

Summarised group balance sheet
as at 31 December 2005

	2005 Rm	As restated under IFRS 2004 Rm
Assets		
Investments	145 449	103 619
Intangible assets	1 534	331
Disposal groups held for sale 3	2 380	
Prepayments, insurance and other receivables	2 747	3 161
Cash and cash equivalents	12 313	6 057
Other assets	1 641	836
Total assets	166 064	114 004
Liabilities		
Policyholders' liabilities 1	140 835	97 993
Insurance contracts	103 979	65 972
Investment contracts	36 856	32 021
Financial liabilities at amortised cost	2 200	
Third party liabilities arising on consolidation of mutual funds	4 877	3 523
Deferred taxation 1	2 454	1 232
Disposal groups held for sale 3	1 267	
Insurance and other payables	3 609	2 049
Other liabilities	1 221	680
Total liabilities	156 463	105 477
Equity		
Ordinary shareholders' interests	9 434	8 526
Minority interests	167	1
Total equity	9 601	8 527
Total equity and liabilities	166 064	114 004
Capital adequacy requirements		
Statutory capital adequacy requirement (CAR) 2	3 782	3 013
CAR cover	2,0	2,5

1-In compliance with IAS 12 Income taxes, deferred tax has been provided at the use rate in respect of revaluation surpluses on investment properties held as long term strategic investments. This has led to increased deferred tax provisions amounting to R769 million (2004: R549 million) as a result of using the income tax rate in certain circumstances as opposed to the capital gains tax rate used previously. The Board believes that the additional deferred tax liability, which has been debited to policyholders' liabilities for accounting purposes, does not reflect economic reality as the fair (open market) values of the investment properties already discount the income tax consequences in respect of rental income. The additional deferred tax liability does therefore not affect policyholders' values and is reversed for statutory reporting purposes to the Financial Services Board.

2-Previously the capital adequacy requirement (CAR) and the CAR cover ratio were quantified using values as published in the financial statements. With the implementation of IFRS and the divergence of published accounting and statutory (regulatory) bases, these measures are now reported on the statutory (regulatory) basis.

3-Disposal groups held for sale include the total assets and liabilities in respect of Liberty Ermitage Jersey Limited and Prefsure Holdings Limited.

Summarised group income statement
for the year ended 31 December 2005

	2005 Rm	As restated under IFRS 2004 Rm
Net insurance premiums, management and service fees	20 145	13 481
Investment returns	31 671	18 827
Total revenue	51 816	32 308
Net insurance benefits and claims	(14 020)	(9 405)
Transfer and fair value adjustment to policyholder liabilities	(25 630)	(14 376)
Fair value adjustment on third party mutual fund liabilities	(1 354)	(1 028)
Acquisition costs associated with insurance and investment contracts	(3 594)	(1 920)

Expenses	(3 693)	(2 919)
Preference dividend in subsidiaries	(138)	(102)
Goodwill impairment	(397)	
Loss on sale of subsidiary	(2)	
Equity accounted earnings from joint ventures	91	73
Profit before taxation	3 079	2 631
Taxation	(1 623)	(793)
Total earnings	1 456	1 838
Attributable to:		
Equity holders	1 442	1 838
Minority interest	14	
Total	1 456	1 838
Reconciliation of total earnings		
Headline earnings	1 841	1 250
Insurance operations	942	841
Shareholders' fund investments	899	409
Non-headline earnings	(399)	588
Total	1 442	1 838
Earnings per share	cents	cents
Basic earnings	572,8	675,9
Fully diluted	560,4	666,7
Headline earnings	731,2	459,7
Reconciliation of headline earnings		
Total earnings attributable to equity holders	1 442	1 838
Goodwill impairment	397	
Loss on sale of subsidiary	2	
Net realised investment gains on available for sale designated assets		(588)
	1 841	1 250

Summarised statement of changes in group shareholders' funds
for the year ended 31 December 2005

	2005 Rm	As restated under IFRS 2004 Rm
Balance at 1 January	8 527	
IFRS adjustments	(2)	
Restated balance at 1 January	8 525	8 779
Total earnings	1 456	1 838
Minority interests arising from acquisition of CAHL	161	
Net unrealised investment losses on available for sale assets		(57)
Ordinary dividends	(773)	(766)
Repayment of redeemable bonds		(79)
Subscription for shares	69	83
Black Economic Empowerment transaction	71	(1 273)
Share based payments	45	16
Owner occupied properties - net fair value adjustments	94	(14)
Reversal of fair value adjustment on CAHL existing shares	(17)	
Treasury shares	(25)	
Foreign currency translation	(5)	
Shareholders' funds at 31 December	9 601	8 527
Ordinary shareholders' interests	9 434	8 526
Minority interests	167	1

Summarised group cash flow statement
for the year ended 31 December 2005

	2005 Rm	As restated under IFRS 2004 Rm
Operating activities	7 748	3 738
Investing activities	(4 867)	(417)
Financing activities	2 068	(2 731)
Net increase in cash and cash equivalents	4 949	590
Cash and cash equivalents at beginning year	6 057	5 479
Net cash acquired on business acquisition		

and disposals	1 444	
Reclassified to disposal groups held for sale	(137)	
Foreign exchange movements on cash balances		(12)
Cash and cash equivalents at end of year	12 313	6 057

New business
for the year ended 31 December 2005
Comparatives include Capital Alliance for nine months

	Recurring premiums		Single premiums	
	2005	2004	2005	2004
	Rm	Rm	Rm	Rm
Individual	2 924	2 759	10 797	8 870
Group	635	531	2 317	1 588
Total new business	3 559	3 290	13 114	10 458
% Change	8%		25%	
Indexed new business				
Natural increases	959	846		
Indexed new business excluding natural increases				

	Total premiums		% change
	2005	2004	
	Rm	Rm	
Individual	13 721	11 629	18
Group	2 952	2 119	39
Total new business	16 673	13 748	21
% Change	21%		
Indexed new business	4 870	4 336	12
Natural increases	959	846	13
Indexed new business excluding natural increases	3 911	3 490	12

Net cash flow from insurance operations
for the year ended 31 December 2005
Comparatives include Capital Alliance for nine months

	Individual business		Group business	
	2005	2004	2005	2004
	Rm	Rm	Rm	Rm
Net premiums from insurance contracts and inflows from investment contracts	20 792	17 664	6 499	4 700
Net claims and benefits	(15 844)	(12 892)	(5 721)	(6 286)
Total net cash inflows	4 948	4 772	778	(1 586)

	Total	
	2005	2004
	Rm	Rm
Net premiums from insurance contracts and inflows from investment contracts	27 291	22 364
Net claims and benefits	(21 565)	(19 178)
Total net cash inflows	5 726	3 186

Excluding cash inflows of STANLIB and Liberty Ermitage amounting to R13 billion and R0,4 billion ($69 million) respectively.

Analysis of shareholders' funds invested
for the year ended 31 December 2005

	Group funds invested		Contribution to earnings	
	2005	2004	2005	2004
	Rm	Rm	Rm	Rm
Insurance operations	1 019	109	914	841
Life fund operating surplus			1 593	956
Present value of in force business acquired	1 019	109	(90)	(13)
Liberty Active preference dividend			(138)	(102)
Working capital charge (1)			(130)	
Statement of Intent - SOI rulings			(321)	
Financing of insurance operations	683	1 052	65	
Fixed assets and working capital	2 883	1 052	130	
Callable capital bonds and preference share liabilities	(2 200)		(65)	

Financial services operations	449	850	149	172
Trading portfolio		423	7	68
Liberty Group Properties	11	4	33	24
STANLIB	406	407	107	75
Other	32	16	2	5
Listed investments	1 797	2 269	62	94
Metoz		242		30
SABMiller	120	919	9	22
Other	1 677	1 108	53	42
Other investments	4 540	3 790	254	319
Cash, preference shares and mutual funds	4 052	2 287	157	202
Foreign assets				65
Redeemable bonds				(83)
Share of pooled portfolios	373	1 382	54	132
Unlisted investments	115	121	43	3
Disposal groups held for sale	946	456	105	46
Prefsure Holdings	400		28	
Liberty Ermitage Jersey	546	456	77	46
Administration expenses - shareholder allocation			(163)	(128)
Normal taxation excluding insurance operations			38	(20)
Secondary tax on companies			(74)	(74)
Capital gains taxation on shareholder specific assets				
Net investment gains			491	531
Goodwill impairment			(397)	
Loss on sale of Hightree Financial Services			(2)	
Total shareholders' funds	9 434	8 526	1 442	1 781
Earnings				
Recognised in income statement			1 442	1 838
Recognised directly in equity (2)				(57)
			1 442	1 781

	Group investment gains/(losses)	
	2005	2004
	Rm	Rm
Insurance operations		
Life fund operating surplus		
Present value of in-force business		
Liberty Active preference dividend		
Working capital charge (1)		
Statement of Intent - SOI rulings		
Financing of insurance operations		
Fixed assets and working capital		
Callable capital bonds and preference share liabilities		
Financial services operations	2	(16)
Trading portfolio		
Liberty Group Properties		
STANLIB (1)		(15)
Other	2	(1)
Listed investments	382	652
Metoz	28	40
SABMiller	84	264
Other	270	348
Other investments	228	113
Cash, preference shares and mutual funds	26	54
Foreign assets		(32)
Redeemable bonds		37
Share of pooled portfolios	102	31
Unlisted investments	100	23
Disposal groups held for sale	12	(45)
Prefsure Holdings		
Liberty Ermitage Jersey	12	(45)
Administration expenses - shareholder allocation		

Normal taxation excluding insurance operations		
Secondary tax on companies		
Capital gains taxation on shareholder specific assets	(133)	(173)
Net investment gains	(491)	(531)
Goodwill impairment		
Loss on sale of Hightree Financial Services		
Total shareholders' funds		
Earnings		
Recognised in income statement		
Recognised directly in equity (2)		

(1) -With effect from 1 July 2005 Liberty Life established a working capital funding loan between insurance operations and shareholder assets, subsequently supported by the callable capital bonds issue. Inter divisional interest is charged at 8,93% nacm which is equivalent to the bond interest rate.

(2) -Prior to the implementation of IFRS unrealised investment gains or losses on shareholder-designated assets were taken directly to equity. With effect from 1 January 2005 all gains and losses are taken to earnings.

Embedded value and value of new business
as at 31 December 2005

Group embedded value

	2005 Rm	Restated under IFRS 2004 Rm	As previously reported 2004 Rm
Risk discount rate	10,00%	10,75%	10,25%
Net worth	8 279	8 775	9 260
Shareholders' funds on published basis 21	9 434	8 526	8 494
Adjustment of shareholders' funds from published basis 2	(1 236)	(326)	
Financial services subsidiaries fair value adjustment 3	1 345	875	875
Adjustment for carrying value of in force business acquired 4	(1 019)	(109)	(109)
Allowance for fair value of share options 1	(245)	(191)	
Net value of life business in force	10 874	7 544	7 607
Value of life business in force	11 563	8 157	8 193
Cost of solvency capital	(689)	(613)	(586)
Embedded value	19 153	16 319	16 867

Embedded value per share information

	2005	Restated under IFRS 2004	As previously reported 2004
Embedded value (Rm)	19 153	16 319	16 867
Number of shares in issue less shares in respect of the BEE transaction (millions)	252,2	250,8	250,8
Embedded value per ordinary share (R)	75,96	65,07	67,25
Embedded value before BEE impairment (Rm)	20 404	17 623	18 171
Number of shares including shares in respect of the BEE transaction (millions)	277,9	276,6	276,6
BEE normalised embedded value per share (R)	73,41	63,72	65,69

Value of new business and new business margins

	2005 Rm	2004 Rm
Net value of new business written in the year	882	815
Gross value of new business	945	970
Cost of solvency capital	(63)	(155)

New business index excluding natural increases	[illegible]	[illegible]
New business margin	22,6%	24,4%
Present value of future expected premiums	26 902	24 030
Value of new business as a percentage of future expected premiums	3,3%	3,4%

The value of new business is the value at the point of sale derived from the new business premium income net of contractual increases.

The value of new business shown above is prior to the adjustment in respect of the implementation of minimum values for savings products. The effect of this adjustment is to reduce the margin and is described under point 19 of the "bases, assumptions and additional information" section.

Embedded value profits

	2005 Rm	2004 Rm
Embedded value at the end of the year	19 153	16 867
Less capital raised	(69)	(83)
Plus dividends paid	773	766
Plus Black Economic Empowerment transaction (1)		1 273
Less restated embedded value at the beginning of the year	(16 319)	(15 817)
Embedded value profits	3 538	3 006
Return on net worth	40%	32%
Return on embedded value	22%	19%

(1) Includes transaction costs of R22 million taken directly to equity

Analysis of embedded value profits

An analysis of the components of embedded value profits for the year ended 31 December 2005 is summarised below.

	Net worth Rm	Net value of life business in force Rm	Embedded value Rm
Embedded value profits for the year			
Embedded value of the end of the year	8 279	10 874	19 153
Less capital raised	(69)		(69)
Plus dividends paid	773		773
Less restated embedded value at the beginning of the year	(8 775)	(7 544)	(16 319)
Embedded value profits	208	3 330	3 538
Components of embedded value profits			
Value of new business written in the year		882	882
Expected return on value of life business 8		938	938
Expected net of tax profit transfer to net worth 11	481	(481)	
Operating experience variances 12	(154)	131	(23)
Operating assumption changes 13	62	(218)	(156)
Embedded value profits from operations	389	1 252	1 641
Investment return on net worth	1 073		1 073
Exchange rate movements	46		46
Investment variances	519	773	1 292
Changes in economic assumptions 14	23	434	457
Changes in modelling methodology 15	(437)	(166)	(603)
Value of in force acquired 16	(945)	1 112	167
Changes in company tax rate 17		118	118
Change in allowance for fair value of share options 18	(54)		(54)
Implementation of minimum values for savings products 19	(406)	(193)	(599)
Total embedded value profits	208	3 330	3 538

Bases, assumptions and additional information

1. The restatement of the embedded value at 31 December 2004 can be broken down into the following components:
- Changes as a result of using the Statutory Valuation Method rather than the

published basis previously used to determine the emergence of profits. This resulted in a total increase of R11 million to the embedded value (see note 2 below).

- Changes as a result of the increase in the margin of the risk discount rate over the equity investment return. This resulted in a decrease of R368 million to the embedded value.
- Allowance for the fair value of share options outstanding as at the valuation date. This resulted in a decrease of R191 million to the embedded value.

2. The amounts of R1 236 million and R326 million reflected as the adjustment of shareholders' funds from the published basis, represent the change in these assets as a result of moving from a published valuation basis to the statutory valuation method. This is largely due to the elimination of certain negative rand reserves on the statutory valuation basis. The reduction in net worth results in a corresponding increase in the value of in force.
3. The published value of financial services subsidiaries is enhanced for embedded value purposes to essentially hold these subsidiaries as a multiple of earnings. This adjustment is shown as the "financial services subsidiaries fair value adjustment".

This adjustment consists of the following:

	31 December 2005 Rm	31 December 2004 Rm
Liberty Group Properties (Proprietary) Limited	300	240
Liberty Ermitage Jersey Limited	305	290
STANLIB Limited	710	345
Prefsure Holdings Limited	30	
	1 345	875

In the case of Liberty Group Properties (Proprietary) Limited, Liberty Ermitage Jersey Limited and STANLIB Limited, a price earnings ratio multiplier was applied to the net after taxation recurring earnings of the subsidiaries. In all cases a multiplier of 10 was used (2004: 10). In the case of STANLIB Limited the R710 million represents Liberty Life's share of the excess over the net asset value of STANLIB Limited and effectively values STANLIB Limited at R2,7 billion in total.

The R30 million for Prefsure Holdings Limited represents the excess of the net sale proceeds over the value at which Prefsure is currently held, being cost plus retained earnings since acquisition.

4. The carrying value of business acquired by Liberty Life (analysed below) has been deducted from shareholders' funds in order to avoid double counting. For embedded value purposes, the value in respect of this amount is included in the net value of life business in force.

	31 December 2005 Rm	31 December 2004 Rm
Investec Employee Benefits	(96)	(109)
Capital Alliance Holding Limited CAHL	(872)	
Business previously acquired by CAHL	(51)	
	(1 019)	(109)

5. Future investment returns on the major classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

	Investment return p.a. 2005	2004
Government stock	7,50%	8,25%
Equities	9,50%	10,25%
Property	8,50%	9,25%
Cash	6,00%	
6. -The risk discount rate has been set equal to 0,5% in excess of the investment return on equity assets at 31 December 2005 and equal to the investment return on equity assets at 31 December 2004 restated at 31 December 2005 to 10.75%.	10,00%	10,25%
7. Maintenance expense inflation rate	4,00%	4,25%

8. The expected return on the value of life business is obtained by applying the previous year's discount rate to the value of life business in force at the beginning of the year and the current year's discount rate for half a

year to the value of new business.

9. Taxation has been allowed for at rates and on bases applicable to Section 29A of the Income Tax Act. Full taxation relief on expenses to the extent permitted was assumed. Capital Gains Taxation has been taken into account in the embedded value. Allowance has been made for future Secondary Taxation on Companies. No allowance has been made for the taxation changes announced in the Budget on 15 February 2006.
10. Other bases, bonus rates and assumptions:
Parameters reflect best estimates of future experience, consistent with the valuation basis used by the statutory actuary, excluding any compulsory or discretionary margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.
11. The expected net of tax transfer to net worth includes a negative amount of approximately R575 million arising due to the new business strain experienced on the statutory valuation basis.
12. The amount of R23 million shown for operating experience variations arises from actual risk experience being better than expected but being offset by non-recurring expenses incurred. These non-recurring expenses amounted to R220 million (pre tax) for 2005 and were largely due to restructuring and integration costs (R184 million). The non-recurring expenses incurred in 2005 are included in the analysis of embedded value profits but do not form part of the future projections.
13. The largest component of the amount of R156 million shown for operating assumption changes is an allowance for the first time in the embedded value for future non-recurring expenses of R316 million, planned to be spent on restructuring and integration costs. This R316 million discounted and net of tax amounts to R216 million. The positive balance of R60 million relates to changes to the withdrawal bases, a reduction in fees on certain portfolios of business as well as changes to the assumed rate of take-up of automatic contribution increases in respect of risk only products, offset by changes to mortality and policy extension assumptions.
14. The amount of R457 million shown for changes in economic assumptions arises from the change to a lower level of economic assumptions.
15. The amount of R603 million shown for changes in modelling methodology arises mainly from:
The establishment of a reserve, amounting to R340 million, in light of the move towards valuing embedded derivatives on a market consistent basis rather than a real-world basis.
Changes required to model commission more accurately as well as removing inconsistencies between best estimate and valuation cash flows.
16. The amount of R167 million shown for value of in force acquired reflects the difference between the carrying value established on an accounting basis at the date of acquisition of CAHL and the value of in force calculated at the same date.
17. The amount of R118 million shown for change in company tax rate arises from the change in the corporate tax rate from 30% to 29%.
18. The amount of R54 million in respect of the change in the fair value of share options arises from the change in the number of shares under option and the increase in the market value of the Liberty Life share price over the reporting period.
19. The amount of R599 million in respect of the implementation of minimum values for savings products reflects the impact of allowing for the minimum values required for savings products as per the Statement of intent signed between the Life Offices Association and the National Treasury in December 2005.
The amount of R882 million for the value of new business written in the year is prior to any allowance for these minimum values. The value of new business written in the year allowing for this effect is as follows:

	Rm
Value of new business written during the period	777
Gross of cost of solvency capital	858
Cost of solvency capital	(81)
New Business index excluding natural increases	3 911
New business margin	19,9%
Present value of future expected premiums	26 216
Value of new business as a percentage of future expected premiums	3,0%

20. The assets backing the Capital Adequacy Requirement (CAR) are 60% equities,

20% cash, 15% preference shares and 5% gilts (previously 50% equities, 25% cash and 25% preference shares).

21. Shareholders' funds on the published basis are stated after the full impairment of goodwill amounting to R397 million arising on the acquisition of CAHL at 1 April 2005.

Commitments	2005 Rm	2004 Rm
Operating lease commitments		
Equipment	64	39
Within 1 year	31	14
1 to 5 years	33	25
6 to 10 years	0	0
Investment properties	691	793
Within 1 year	79	74
1 to 5 years	344	339
6 to 10 years	268	380
Capital commitments		
Capital Alliance Holdings Limited acquisition	0	3 047
Equipment	288	203
Under contracts	248	178
Authorised by the directors but not contracted	40	25
Investment properties under contracts	0	290
Total commitments	1 043	4 372

Related parties

There have been no significant changes to the nature of the related party transactions as described in note 29 to the 31 December 2004 annual financial statements. IFRS requires a more comprehensive disclosure of related party relationships which will be provided in the annual financial statements for 31 December 2005.

Accounting policies and presentation

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as well as the South African Companies Act, 1973.

These are Liberty Life's first IFRS annual financial statements and the provisions of IFRS 1 first-time adoption of International Financial Reporting Standards, have been applied.

Shareholders are referred to the unaudited interim results at 30 June 2005 regarding details of the financial restatement impact and accounting policy changes as a consequence of the IFRS adoption.

Acquisition of CAHL

On 1 April 2005, Liberty acquired 100% of the issued share capital of CAHL (excluding existing holdings), at a purchase price consideration of R3 047 million, utilising excess shareholder funds.

The summarised assets and liabilities arising from the acquisition are as follows:

	Total recognised values Rm	Value of in force acquired Rm	Net asset value Rm
Investments	16 608		16 608
Intangible assets	1 467	1 331	136
Other assets	1 276		1 276
Insurance and other receivables	1 731		1 731
Cash and cash equivalents	1 445		1 445
Policyholders' liabilities	(17 817)		(17 817)
Financial liabilities at amortised cost	(200)		(200)
Minority interest	(161)		(161)
Other payables	(1 699)	(386)	(1 312)
Net identifiable assets and liabilities	2 650	945	1 705
Goodwill on acquisition	397		
Consideration paid	3 047		
Less cash acquired	(1 445)		
Net cash outflow	1 602		

The goodwill arose from the residual cost of the acquisition over the embedded value at acquisition date which could not be attributed to any other asset (no other intangibles existed.)

CAHL has adopted IFRS with effect from 1 April 2005.The relevant IFRS
adjustments relating to CAHL have been incorporated into the assets and
liabilities at acquisition.
Date: 02/03/2006 08:30:31 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

17/03/2006 - 19:47:56

Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
Share Code: LGL
ISIN Code: ZAE000057360

Dealing in securities by directors of listed companies

In compliance with paragraph 3.63 of the Listings Requirements of the JSE Limited, the following information is disclosed:

Name of director:	H I Appelbaum
Name of company:	Liberty Group Limited
Date:	14 March 2006
Strike price and number of options:	3750 @ R36,44 per share 3458 @ R37,00 per share
Number of options exercised:	7208
Total value of securities at strike price:	R264 596.00
Class of securities:	Ordinary shares
Periods of exercise and/or vesting:	Options granted: 10 September 1998 @ R36,44 28 September 1999 @ R37,00 Options exercised: 14 March 2006
Nature of transaction:	Exercise of share options
Nature and extent of director's interest:	Direct Beneficial

Prior clearance to deal in terms of paragraph 3.66 of the Listings Requirements has been obtained.

Johannesburg
17 March 2006

Sponsor
Merrill Lynch South Africa (Pty) Limited

Date: 17/03/2006 04:52:03 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

31/03/2006 - 19:02:19

Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Share Code: LGL
ISIN Code: ZAE000057360
("Liberty Life")
PrefSure Holdings Limited ("PrefSure")
Following the announcement regarding the sale of PrefSure on 1 January 2006, shareholders are advised that all conditions precedent to the conclusion of the sale agreement have been fulfilled and the sale of PrefSure has been concluded.
Johannesburg
31 March 2006
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 31/03/2006 05:54:01 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

03/04/2006 - 20:52:46

LIBERTY GROUP LIMITED
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Life")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

Audited Results

Shareholders are advised that the annual financial statements for the year ended 31 December 2005 were posted to shareholders on 31 March 2006 and contain no modifications to the audited results which were published on 2 March 2006. PricewaterhouseCoopers Inc. audited the results and the annual financial statements of Liberty Group and their report is available for inspection at the registered offices of Liberty Life.

Notice of the Annual General Meeting

Notice is hereby given that the 48th Annual General Meeting of Liberty Life shareholders will be held at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg on Monday, 22 May 2006 at 09:00 to transact business as stated in the notice of the annual general meeting, which was issued together with the annual report containing the annual financial statements of Liberty Life for the year ended 31 December 2005.

Johannesburg
3 April 2006
Sponsor
Merrill Lynch South Africa (Pty) Ltd

Date: 03/04/2006 02:40:03 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

10/04/2006 - 19:01:48

LIBERTY GROUP LIMITED
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Life")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360

INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY GROUP LIMITED SHARE OPTION SCHEMES

Notification is hereby given that Liberty Group Limited has issued 232 256 new ordinary shares of 10 cents each pursuant to the implementation of share options during the period 2 to 31 March 2006 in terms of the Liberty Group Limited Share Incentive Schemes.

Accordingly application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 10 April 2006.

The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the issue of the 232 256 new shares is 278 396 669 shares of 10 cents each.

Johannesburg
10 April 2006
Sponsor
Merrill Lynch South Africa (Pty) Ltd

Date: 10/04/2006 11:38:09 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

28/04/2006 - 19:11:56

Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1957/002788/06)
Share code: LGL
ISIN: ZAE000057360
("Liberty Life"or "the Company")

PAYMENT FROM SHARE PREMIUM

1. Introduction and rationale

Liberty Life shareholders ("shareholders") are referred to the announcement, dated 2 March 2006, containing Liberty Life's preliminary annual results, in which shareholders were advised of the Company's intention to effect a capital reduction of approximately R1 billion by way of a payment from the share premium account in terms of section 90 of the Companies Act 1973 (Act 61 of 1973), as amended, ("the distribution") in order for the Company to move closer to its target capital adequacy requirement cover level of 1.7 times.

2. Details of the distribution

Subject to the conditions precedent set out in paragraph 3 below, a cash distribution of R3.60 per share will be made to all shareholders registered as such at the close of business on Friday, 9 June 2006. Payment will be effected on Monday, 12 June 2006.

3. Conditions precedent

The distribution is conditional upon the approval of:
the requisite majority of shareholders at the annual general meeting ("AGM") of Liberty Life, details of which are set out in paragraph 5 below; and
the Registrar of Long-term Insurance.

4. Circular to shareholders

A circular containing full details of the distribution ("the circular") was posted to shareholders today, Friday, 28 April 2006.

5. Annual general meeting

The AGM will be held at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg on Monday 22 May 2006 at 9:00 to consider and, if deemed fit, pass, with or without modifications, the resolution required to approve the payment from share premium.

The notice convening the AGM and a form of proxy was enclosed with Liberty Life's annual financial statements for the year ended 31 December 2005, which was posted to shareholders on 31 March 2006, and with the circular.

6. Pro forma financial effects

The unaudited pro forma financial effects set out below have been prepared for illustrative purposes only in order to assist shareholders to assess the impact of the distribution on the earnings per share ("EPS"), headline EPS ("HEPS"), net asset value ("NAV") and tangible NAV ("TNAV") per share and are the responsibility of the directors of Liberty Life. The material assumptions used in the preparation of these financial effects are set out in the notes following the table. Due to the nature of the unaudited pro forma financial effects, they may not fairly present the financial position of the Company after the distribution, nor the effect on the Company's future earnings.

It is important to note that these financial effects are intended to illustrate the impact of the distribution on the Company only and not on the financial position of shareholders. The effect of the receipt by shareholders of the distribution has therefore been excluded in the calculation of the figures set out in the table below.

	Before the distribution (cents per share)	After the distribution (cents per share)	Change (%)
EPS	572.80*	548.21**	(4.29)
HEPS	731.20*	706.68**	(3.35)
NAV per share	3,813.42#	3,453.42##	(9.44)
TNAV per share	3,085.55#	2,725.55##	(11.67)

Notes:

* : The EPS and HEPS, as set out in the "Before the distribution" column of the table, have been extracted from the audited financial statements of Liberty Life for the year ended 31 December 2005 and have been calculated based on a weighted

average of 251 761 295 shares in issue, which excludes the shares relating to black economic empowerment transactions.

** : The EPS and HEPS, as set out in the "After the distribution" column of the table, have been calculated based on a weighted average of 251 761 295 shares in issue, which excludes the shares relating to black economic empowerment transactions, and the assumption that:

- a total distribution of R906 million, excluding the distribution to shares relating to black economic empowerment transactions, was effected on 1 January 2005;
- interest on short-term cash deposits foregone was at a pre-tax rate of 9.61% per annum;
- no costs were incurred in connection with the distribution as such costs are not material; and
- the effective tax rate was 29%.

: The NAV and TNAV per share, as set out in the "Before the distribution" column of the table, have been extracted from the audited financial statements of Liberty Life for the year ended 31 December 2005 and calculated based on 251 761 295 shares in issue at 31 December 2005, which excludes the shares relating to black economic empowerment transactions.

: The NAV and TNAV per share, as set out in the "After the distribution" column of the table, have been calculated based on 251 761 295 shares in issue at 31 December 2005, which excludes the shares relating to black economic empowerment transactions, and the assumptions that the distribution was effected on 31 December 2005 and that no costs were incurred in connection with the distribution as the total estimated costs are not material.

7. Salient dates and times

The salient dates and times of the payment from share premium are as follows:

	2006
Last day for lodging of forms of proxy with the transfer secretaries by 09:00 on	Friday, 19 May
AGM to, inter alia, approve the payment from share premium at 09:00 on	Monday, 22 May
Results of the AGM announced on SENS	Monday, 22 May
Results of the AGM published in the press	Tuesday, 23 May
Last day to trade in order to be entitled to receive the distribution	Friday, 2 June
Shares trade "ex" entitlement to the distribution	Monday, 5 June
Record date to receive the distribution	Friday, 9 June
Safe custody accounts to be updated by the CSDP or broker in the case of shareholders holding dematerialised shares	Monday, 12 June
Distribution to be transferred or posted as the case may be) to shareholders holding certificated shares	Monday, 12 June

Notes:

1. All times shown in this announcement are South African times.
2. The abovementioned dates and times are subject to change. Any such change will be announced on SENS and published in the press.
3. Shareholders may not dematerialise or rematerialise their Liberty Life shares between Monday, 5 June 2006, and Friday, 9 June 2006, both days inclusive.

Johannesburg
28 April 2006

Investment bank and transactional sponsor
Standard Bank
Lead sponsor
Merrill Lynch
Attorneys
Werksmans
Reporting accountants and auditors
PricewaterhouseCoopers

Date: 28/04/2006 03:37:38 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

10/05/2006 - 19:03:24

LIBERTY GROUP LIMITED
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Life")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360

Notification is hereby given that Liberty Group Limited has issued 130 985 new ordinary shares of 10 cents each pursuant to the implementation of share options during the period 3 to 28 April 2006 in terms of the Liberty Group Limited Share Incentive Schemes.

Accordingly application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 11 May 2006.

The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the issue of the 130 985 new shares is 278 527 654 shares of 10 cents each.

Johannesburg
10 May 2006
Sponsor
Merrill Lynch South Africa (Pty) Ltd

Date: 10/05/2006 03:42:07 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

22/05/2006 - 19:03:23

Liberty Group Limited
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Life")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360

ANNUAL GENERAL MEETING

Liberty Life is pleased to announce that all the resolutions set out in the Notice of the Annual General Meeting dated 1 March 2006 were passed by the requisite majority of shareholders at the Annual General Meeting held today, including the resolution authorising the distribution by Liberty Life of R3.60 per share to its shareholders.

Shareholders are further advised that all conditions precedent to that distribution have been fulfilled and, accordingly, shareholders recorded in the register at the close of business on Friday, 9 June 2006 will be entitled to receive the distribution.

The salient dates relating to the distribution are set out below.

	2006
Last day to trade in order to be entitled to receive the distribution	Friday, 2 June
Shares trade "ex" entitlement to the distribution	Monday, 5 June
Record date to receive the distribution	Friday, 9 June
Safe custody accounts to be updated by the CSDP or broker in the case of shareholders holding dematerialised shares	Monday, 12 June
Distribution to be transferred or posted (as the case may be) to shareholders holding certificated shares	Monday, 12 June

Notes:

The abovementioned dates are subject to change. Any such change will be announced on SENS and published in the press.

Shareholders may not dematerialise or rematerialise their Liberty Life shares between Monday, 5 June 2006 and Friday, 9 June 2006, both days inclusive.

OPERATIONAL PERFORMANCE FOR THE FIRST QUARTER OF 2006

The following comments regarding the Liberty Life group's operational performance for the first three months of the 2006 financial year were made at the annual general meeting:

"Although the business has performed well in the first quarter as evidenced by the operational indicators covered below, various industry challenges and issues (such as the National Treasury discussion paper released in March 2006) have continued to pressurise the general operating environment. These issues are being dealt with positively and Liberty Life fully supports the process initiated by National Treasury.

The business continued to benefit from the positive investment market performance and healthy local economy. Overall indexed new business premium growth of 11% for the quarter remained in line with recent trends. Slower new individual premium growth of 7% was compensated for by better than expected new corporate benefits premiums growing at 30%.

The Excelsior 1000 long-term savings product was launched during March 2006 to replace the older generation recurring and single premium investments and retirement annuities. Market feedback thus far has been positive.

New business margins for the quarter were in line with the 3,0% (net present embedded value/net present value of future premiums) recorded for the year ended 31 December 2005.

Net cash inflows from individual life and corporate benefits insurance operations remained strong, as did those at STANLIB.

Management expenses remained tightly controlled and growth in recurring maintenance expenditure was in line with actuarial assumptions. The implementation of a "single platform" remains a priority and is progressing steadily.

The good operational performance outlined above together with buoyant investment markets to the end of the first quarter had a positive impact on BEE normalised headline earnings per share and BEE normalised embedded value per share.

The information contained in this announcement has not been audited."

Johannesburg

22 May 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 22/05/2006 02:24:16 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

02/06/2006 - 19:03:25

LIBERTY GROUP LIMITED
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Life")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360

DIRECTORS DEALINGS IN SECURITIES

In compliance with rule 3.63 to 3.74 of the Listing Requirements of the JSE Limited, the following information is disclosed:

Director:	Mr. M J D Ruck
Date of transaction:	2006-06-02
Nature of transaction:	Mr. Ruck has taken delivery of 83 000 ordinary shares allocated to him in terms of the Liberty Group Share Incentive Scheme, the details of which are as follows: 83 000 allocated on 2003-06-02 at R48.50
Value of this transaction:	R4 025 500.00
Extent of interest:	Direct beneficial
Clearance to deal:	Yes

Johannesburg
2 June 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 02/06/2006 05:30:02 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

02/06/2006 - 19:03:25

LIBERTY GROUP LIMITED
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Life")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360

INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY GROUP LIMITED SHARE OPTION SCHEMES

Notification is hereby given that Liberty Group Limited has issued 277 797 new ordinary shares of 10 cents each pursuant to the implementation of share options during the period 2 to 31 May 2006 in terms of the Liberty Group Limited Share Incentive Schemes.

Accordingly application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 2 June 2006.

The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the issue of the 277 797 new shares is 278 805 451 shares of 10 cents each.

Johannesburg
2 June 2006
Sponsor
Merrill Lynch South Africa (Pty) Ltd

Date: 02/06/2006 09:10:12 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###28/07/2006 - Liberty Group Limited - Trading Statement###

28/07/2006 - 19:03:05

Liberty Group Limited
("Liberty Life")
Registration number 1957/002788/06
Incorporated in the Republic of South Africa
Share code: LGL
ISIN code: ZAE000057360
Trading statement
Liberty Life's interim results for the six months ended 30 June 2006 will be published on 10 August 2006. Shareholders are advised that the group's BEE normalised (Note 1) interim headline earnings per share are expected to be between 25% and 35% higher than the 291,0 cents per share reported in respect of the corresponding period in 2005. Earnings have been positively impacted by continued strong investment market performance (Note 2), higher average asset levels on which management fees are earned and better risk experience. Headline earnings per share for the period under review are also expected to be between 25% and 35% higher. In addition total earnings per share are expected to be between 270% and 290% higher than total earnings per share for the six months ended 30 June 2005.
On-balance-sheet new business sales have continued to disappoint in the second quarter of 2006 and new business sales for the first six months of 2006 have tracked slightly lower than those recorded in the first six months of 2005.
The information contained in this announcement has not been reviewed or audited by the company's external auditors.
(Note 1)
As defined in the 2005 annual report, Black Economic Empowerment (BEE) normalised headline earnings per share include dividends received on the group's BEE preference shares and also include the reinstatement of the number of shares in issue relating to the group's BEE transaction. This measure reflects the economic reality of the transaction as opposed to the required technical accounting treatment that reflects the BEE transaction as a share buy-back.
(Note 2)
The weighted average investment return used as a proxy to calculate shareholders' 10% share of policyholder capital bonuses on certain classes of business was 14,9% at 30 June 2006 compared with 11,5% at 30 June 2005 and 33,2% at 31 December 2005.
Johannesburg
28 July 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 28/07/2006 03:15:12 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

06/10/2006 - 20:15:12

LIBERTY GROUP LIMITED
Alpha Code: LGL
Issuer Code: LIBU
ISIN No.: ZAE000057360
Increase in issued share capital arising from implementation of share options in terms of the Liberty Group Limited share option schemes
Notification is hereby given that Liberty Group Limited has issued 75 695 new ordinary shares of 10 cents each pursuant to the implementation of share options during the period 1 to 30 September 2006 in terms of the Liberty Group Limited Share Incentive Schemes.
Accordingly application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 6 October 2006.
The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the issue of the 75 695 new shares is 279 005 445 shares of 10 cents each.
Johannesburg
6 October 2006
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 06/10/2006 10:54:04 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

20/10/2006 - 20:15:33

LIBERTY GROUP LIMITED
Registration number 1957/002788/06
Alpha Code LGL
Issuer Code LIBU
ISIN Code: ZAE000057360
Incorporated in the Republic of South Africa

PRESENTATION AT UBS FINANCIAL SERVICES CONFERENCE

Liberty would like to draw the attention of investors that it will be presenting an overview of its business at the UBS conference in Cape Town this morning. A copy of the presentation is available on our website at www.liberty.co.za.

Johannesburg
20 October 2006

Sponsor
Merrill Lynch South Africa (Pty) Limited

Date: 20/10/2006 08:00:29 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

03/11/2006 - 11:27:55

LIBERTY GROUP LIMITED
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Life")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360

Increase in issued share capital arising from implementation of share options in terms of the Liberty Group Limited share option schemes

Notification is hereby given that Liberty Group Limited has issued 125 043 new ordinary shares of 10 cents each pursuant to the implementation of share options during the period 1 to 31 October 2006 in terms of the Liberty Group Limited Share Incentive Schemes.

Accordingly application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 3 November 2006.

The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the issue of the 125 043 new shares is 279 130 488 shares of 10 cents each.

Johannesburg
3 November 2006
Sponsor
Merrill Lynch South Africa (Pty) Ltd

Date: 03/11/2006 09:00:41 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

27/11/2006 - 20:21:27

LIBU
Liberty Group Limited - Cautionary Announcement
LIBERTY GROUP LIMITED
Registration number 1957/002788/06
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360
Incorporated in the Republic of South Africa
("Liberty Life")
CAUTIONARY ANNOUNCEMENT
Shareholders are advised that the Liberty Life board has met today and has favourably considered a proposal to acquire the share capital of STANLIB Limited which it does not already own. The successful conclusion of this transaction may have a material effect on the price of Liberty Life"s securities. Accordingly, shareholders are advised to exercise caution when dealing in Liberty Life"s securities until a full terms announcement is made.
Johannesburg
27 November 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 27/11/2006 01:35:04 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

10/08/2006 - 19:03:27

Ended 30 June 2006

Liberty Group Limited
"Liberty Life"
Incorporated in the Republic of South Africa
(Registration number: 1957/002788/06)
Alpha code: LGL
Issuer code: LIBU
ISIN code: ZAE000057360

LIBERTY GROUP LIMITED
UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

Financial performance
for the six months ended 30 June 2006

	2006	2005	% change
Total sales (Rm)	30 356	26 210	+16
Liberty Life new business (Rm)1	7 779	7 907	-2
Attributable portion of STANLIB sales excluding money market (Rm)	8 647	5 410	+60
Attributable portion of STANLIB money market sales (Rm)	13 930	12 893	+8
Liberty Life new business margin 2 (%)3	2,4	2,8	
Total net cash inflows (Rm)	3 417	4 510	-24
Liberty Life net cash inflows (Rm)1	1 987	2 171	-8
Attributable portion of STANLIB net cash inflows excluding money market (Rm)	1 270	635	+100
Attributable portion of STANLIB net money market inflows (Rm)	160	1 704	-91
Management expenses (Rm)	1 653	1 716	-4
Normalised4 management expenses (Rm)	1 015	984	+3
Headline earnings per share (cents)	407,2	303,4	+34
BEE normalised5 headline earnings per share (cents)	384,9	291,0	+32
Embedded value per share (R)6 7	76,55	75,96	+1
BEE normalised5 embedded value per share (R) 6 7	73,62	73,41	-
Capital adequacy requirement cover (times covered) 6 7	2,1	2,0	
Interim dividend per share (cents)	140	126	+11
Annualised return on embedded value (%)	18,6	16,3	

1 Restated to include Capital Alliance sales/cash flows for the full six months ended 30 June 2005.
2 Embedded value of new business as a percentage of future net present value expected premiums.
3 Restated to estimate the impact of the statement of intent (SOI) signed during 2005 between National Treasury and the life offices regarding minimum values on savings products.
4 Certain IFRS adjustments and restructuring, integration and other non-recurring expenses are excluded.
5 This measure reflects the economic reality of the Black Economic Empowerment (BEE) transaction as opposed to the required technical accounting treatment that reflects the BEE transaction as a share buy-back. Dividends received on the group's BEE preference shares (which are recognised as an asset for this purpose) are included in income and shares in issue relating to the transaction are reinstated.
6 After paying a capital reduction of R3,60 per share on 12 June 2006.
7 At 31 December 2005.

Commentary on results

The life insurance industry continues to be challenged by an increasingly dynamic marketplace where product, pricing and distribution are facing major revisions.

On the legislative and regulatory front, significant challenges are posed by the Financial Sector Charter (FSC), Financial Advisory and Intermediary Services Act (FAIS), the Financial Intelligence Centre Act (FICA), the National Credit Act, as well as the Pension Fund Adjudicator (PFA) rulings and National

Treasury's reform proposals for the industry. In addition, there has also been a Financial Services Board (FSB) investigation and parliamentary hearings in relation to the issue of "bulking" and "secret profits". As a result the reputational risk facing the industry has increased.

Customers are increasingly demanding not only products wrapped in a life insurance policy (on-balance sheet), but also unit trust and linked-type investments (off-balance sheet). Liberty Life has recognised that in order to meet this market shift, it needs to continue increasing operational efficiency and review its products on offer.

In this regard, the Liberty Life board has mandated management to pursue the acquisition of the remaining 62,6% stake in STANLIB Limited, currently owned by Standard Bank Group Limited (37,4%) and Quantum Leap Investments 740 (Proprietary) Limited (25.2%).

Standard Bank has indicated support for the proposal, subject to agreement of the purchase consideration and on condition that settlement takes place by way of an issue of Liberty Life shares.

Quantum Leap Investments has indicated that it would give consideration to the proposal, subject to agreement of the purchase consideration and has indicated that its preference is to be settled primarily in cash.

Shareholders will be kept informed of further developments.

The difficult environment, fierce competition and the necessary internal review process caused by the above environmental changes have had a dampening effect on on-balance sheet new business sales for the period under review.

Both individual life and corporate benefits indexed new business sales of R1 871 million and R424 million respectively for the six months to 30 June 2006 were 3% lower than in 2005.

Sales of on-balance sheet individual single premium investment products were 2% or R128 million lower than in 2005, mainly as a result of pricing competition in the market and the move to off-balance sheet products. Indexed sales of Capital Alliance products amounted to R121 million in 2006, 35% lower than the R186 million in 2005, mainly due to the expected loss of First National Bank business.

Due to lower volumes of Liberty Life new business and increased acquisition costs, Liberty Life's new business margin has reduced from 2,8%, restated for the impact of the statement of intent (SOI), in respect of the six months ended 30 June 2005 to 2,4% in respect of the six months ended 30 June 2006.

Liberty's attributable portion of STANLIB's gross sales (excluding money market) increased by 60% from R5 410 million in 2005 to R8 647 million in 2006.

Notwithstanding the difficult operating environment outlined above, Liberty Life recorded pleasing financial results for the period:

- BEE normalised headline earnings per share increased by 32% from 291,0 cents in 2005 to 384,9 cents in 2006;
- Despite having paid a capital reduction of R3,60 per share and a final dividend of R2,24 per share during the period, BEE normalised embedded value per share increased marginally from R73,41 at 31 December 2005 to R73,62 at 30 June 2006;
- Return on embedded value improved from 16,3% in respect of the six months ended 30 June 2005 to 18,6% in respect of the six months ended 30 June 2006; and
- Capital adequacy requirement cover was re-built to 2,1 - a slightly higher level than before the capital reduction of R1,0 billion was paid (net amount R912 million after BEE preference share redemption).

The results were positively impacted by continued strong investment market performance, higher average asset levels on which management fees are earned and better risk experience. The weighted average investment return used as a proxy to calculate shareholders' 10% share of policyholder capital bonuses on certain classes of business was 14,9% for the six months to 30 June 2006, compared with 11,5% for the six months to 30 June 2005 and 33,2% for the year ended 31 December 2005.

On-balance sheet cash flows remained positive at R1 987 million during the period under review. Individual life net cash inflows amounted to R1 754 million compared with R2 312 million in 2005, while corporate benefits cash inflows of R233 million in 2006 compared with an outflow of R141 million in 2005.

Liberty Life's attributable portion of STANLIB's net cash inflows (excluding money market) increased by 100% from R635 million in 2005 to R1 270 million in 2006. Net retail cash inflows of R1 733 million in 2006 were 6% lower than the R1 837 million recorded in 2005 while institutional cash outflows decreased by

61% from R1 202 million in 2005 to R463 million in 2006.
An interim dividend of 140 cents per share has been declared which represents an increase of 11%. This dividend declaration however notionally includes 10 cents per share in respect of the earnings impact that the capital reduction will have in the future. Shareholders are consequently advised that the new base for comparison will be 130 cents per share.

BEE normalised headline earnings per share	30 June 2006 Rm	As restated 30 June 2005 Rm	% change	31 December 2005 Rm
Operating profit from insurance operations	723	441	64	882
As reported	723	501		942
Working capital loan interest 1		(60)		(60)
Revenue profit from shareholders funds	188	210	(10)	494
As reported	188	124		408
Working capital loan interest 1		86		86
Capital profit from shareholders' funds	115	112	3	465
As reported	115	138		491
Working capital loan interest 1		(26)		(26)
Net income on BEE preference shares accounted for in equity	43	44		88
BEE normalised headline earnings	1 069	807	32	1 929
BEE normalised weighted average number of shares in issue	277,8	277,3		277,6
Weighted average number of shares in issue	252,0	251,5		251,8
Reinstatement of BEE shares	25,8	25,8		25,8
BEE normalised headline earnings per share (cents)	384,9	291,0	32	694,8

1 With effect from 1 July 2005, a working capital loan was established to support insurance operations following the issue of R2 billion capital qualifying callable bonds. In order to improve comparability the impact on the comparative is shown as if the loan was established from 1 January 2005.

Significant events in the first six months of 2006

The sales of Liberty Ermitage and Prefsure were successfully completed. Group profit on sale amounted to R378 million, slightly above the values included in the group's embedded value at 31 December 2005.

The capital reduction of R3,60 per share was paid on 12 June 2006.

Mr Bruce Hemphill was appointed a director and Chief Executive with effect from 2 June 2006. Mr Rex Tomlinson (Deputy Chief Executive) was also appointed a director on the same date.

Liberty Group Limited's National Insurer Financial Strength rating of 'AA' and National Long-term rating of 'AA-' was affirmed by rating agency Fitch.

During March 2006, National Treasury issued a discussion paper on Contractual Savings in the Life Insurance Industry. Liberty Life is actively pursuing appropriate solutions to ensure a positive outcome for the industry and the overall retirement savings environment in South Africa.

The group's objectives regarding efficiencies and a single IT platform remain a priority and good progress is being made in achieving the target date for implementation at the end of 2009.

STANLIB's performance remains pleasing, boosted by higher levels of assets under management. Profit before taxation and interest at R251 million was 27% up from the 2005 comparative period, with the group's share being R94 million. Assets under management grew by 7% from 31 December 2005 to R296 billion as at 30 June 2006.

Dividend and capital reduction

Cents per share	2006	2005	%

Dividend			
Interim	140	126	11
Final		224	
Total	140	350	
Base for future dividend	130	325	
Capital reduction impact	10	25	
Capital reduction paid on 12 June 2006	360		

A 2006 interim dividend of 140 cents per share has been declared which represents 40% of the 2005 annual dividend, in line with the group's recently adopted dividend policy. As the capital reduction was paid on 12 June 2006, it was decided not to adjust the interim dividend for the impact, and shareholders are accordingly advised that the new base for future dividend declarations is 130 cents per share.

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE	Friday, 1 September 2006
First trading day ex dividend on the JSE	Monday, 4 September 2006
Record date	Friday, 8 September 2006
Payment date	Monday, 11 September 2006

Share certificates may not be dematerialised or rematerialised between Monday, 4 September 2006 and Friday, 8 September 2006 both days inclusive. Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 11 September 2006.

Prospects

While investment markets have continued to deliver higher than the actuarially assumed investment returns, recent volatility has introduced uncertainty regarding future investment returns. Despite the increased volatility, if investment returns are in line with actuarial assumptions as detailed in the embedded value report, the group believes that the medium term growth rate of embedded value, as noted in March 2006, of approximately 10% per annum remains achievable.

Bruce Hemphill
Chief Executive
Derek Cooper
Chairman
8 August 2006

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited
(Registration number: 2004/003647/07)
Ground Floor, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown, 2107
Telephone +27 11 370 5000

Sponsor
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Accounting policies and presentation

The interim results are unaudited and have been prepared in accordance with International Financial Reporting Standards (IFRS). There have been no changes to accounting policies from those applied for the year ended 31 December 2005. We do not anticipate any significant change to accounting policies for the remainder of 2006.

A full actuarial valuation is only completed once a year (at the company's year end). Operating profit from life insurance operations for interim purposes consequently reflects the statutory actuary's estimate for the period under review.

Restatement of comparatives

The following tables reflect the various changes to comparatives with explanations below.

Condensed group balance sheet
at 30 June 2005

	Unaudited As previously reported	Effect of IFRS interpretations in second half 2005	Consolidation of unincorporated property partnerships

	Rm	Rm	Rm
Assets			
Other assets	567	50	58
Investments	128 388	278	2 456
Intangible assets	1 301	433	
Reinsurance assets	1 387		
Deferred taxation	232		
Prepayments, insurance and other receivables	4 704	(1 146)	63
Cash and cash equivalents	7 856		
Total assets	144 435	(385)	2 577
Liabilities			
Policyholders' liabilities	124 177	(1 096)	
Insurance contracts	89 897	349	
Investment contracts	34 280	(1 445)	
Financial liabilities		217	
Third party liabilities arising on consolidation of mutual funds	4 585		
Deferred taxation	1 719	433	
Insurance and other payables	4 306		73
Other liabilities	547	261	
Total liabilities	135 334	(185)	73
Equity			
Ordinary shareholders' interest	8 728		
Minority interests	373	(200)	2 504
Total equity	9 101	(200)	2 504
Total equity and liabilities	144 435	(385)	2 577

	CAHL goodwill adjustment on acquisition Rm	Restated Rm
Assets		
Other assets		675
Investments		131 122
Intangible assets		1 734
Reinsurance assets		1 387
Deferred taxation		232
Prepayments, insurance and other receivables		3 621
Cash and cash equivalents		7 856
Total assets		146 627
Liabilities		
Policyholders' liabilities		123 081
Insurance contracts		90 246
Investment contracts		32 835
Financial liabilities		217
Third party liabilities arising on consolidation of mutual funds		4 585
Deferred taxation		2 152
Insurance and other payables	85	4 464
Other liabilities		808
Total liabilities	85	135 307
Equity		
Ordinary shareholders' interest	(85)	8 643
Minority interests		2 677

Total equity	(85)	11 320
Total equity and liabilities	-	146 627

Condensed group income statement
for the six months ended 30 June 2005

	Unaudited As previously reported Rm	Effect of IFRS interpretations in second half 2005 Rm	Consolidation of unincorporated property partnerships Rm
Total revenue	20 014	82	166
Net insurance benefits and claims	(14 867)	3 919	
Fair value adjustment to policyholders' liabilities under investment contracts		(2 565)	
Fair value adjustment on third party mutual fund liabilities	(1 115)	54	
Acquisition costs associated with insurance and investment contracts	(1 159)	(1 095)	
Expenses	(1 281)	(409)	(26)
Preference dividend in subsidiary	(69)		
Goodwill impairment	(312)		
Equity accounted earnings from joint ventures	43		
Profit before taxation	1 254	(14)	140
Taxation	(800)	14	
Total earnings	454	-	140
Attributable to:			
Equity holders	451		
Minority interests	3		140
	454		140
	Cents		
Total earnings per share			
Basic	179,3		
Fully diluted	175,7		

	CAHL goodwill adjustment on acquisition Rm	Restated Rm
Total revenue		20 262
Net insurance benefits and claims		(10 948)
Fair value adjustment to policyholders' liabilities under investment contracts		(2 565)
Fair value adjustment on third party mutual fund liabilities		(1 061)
Acquisition costs associated with insurance and investment contracts		(2 254)
Expenses		(1 716)
Preference dividend in subsidiary		(69)
Goodwill impairment	(85)	(397)
Equity accounted earnings from joint		

ventures		43
Profit before taxation	(85)	1 295
Taxation		(786)
Total earnings	(85)	509
Attributable to:		
Equity holders	(85)	366
Minority interests		143
	(85)	509
		Cents
Total earnings per share		
Basic		145,5
Fully diluted		142.6

Effect of IFRS interpretations in second half 2005

At 30 June 2005 certain interpretations of IFRS were outstanding and the group's interim results were released on the understanding that changes may occur. These interpretations were finalised prior to 31 December 2005 and changes were made for operating lease straight-lining, the treatment of certain investments in mutual funds, deferred taxation adjustments on acquired value of in-force business, prepaid commission and certain grossing up of like items previously netted off. Consequently certain comparatives at 30 June 2005 have been restated. Shareholders are referred to the 31 December 2005 annual report for specific details.

Consolidation of unincorporated property partnerships

The group has certain investments in properties and related property management in which the benefit is shared with external parties in terms of partnership agreements. The group previously accounted for the relevant income and share of assets and liabilities on a proportional consolidation basis. On review of the existing agreements, in conjunction with IFRS, it is now considered that these unincorporated partnerships are subsidiary entities and therefore full consolidation is appropriate. The external parties' beneficial ownership is accounted for as minority interests.

CAHL goodwill adjustment on acquisition

In terms of IFRS 3 Business Combinations, an adjustment of R85 million was made at 31 December 2005 to net assets acquired on acquisition of CAHL. This was as a consequence of the SOI and effectively increased goodwill arising on acquisition to R397 million (previously R312 million). IFRS 3 requires the 30 June 2005 amounts to be restated to reflect this adjustment. Consequently, total earnings have reduced by R85 million for the six months ended 30 June 2005.

Restatement of 31 December 2005 reported results

As a result of the consolidation of unincorporated property partnerships, as detailed above, the 31 December 2005 reported results have also been restated. This has resulted in increases in other assets of R45 million, investments of R1 687 million, prepayments, insurance and other receivables of R41 million, insurance and other payables of R45 million and minority interests of R1 728 million as at 31 December 2005.

The effect on the income statement for the year ended 31 December 2005 is an increase in total revenue of R343 million and an increase in general marketing and administration expenses of R61 million, with the net amount of R282 million being earnings attributable to minority interests.

There is no impact on the earnings attributable to equity holders from the above adjustments.

Condensed group balance sheet
as at 30 June 2006

	Unaudited 30 June 2006 Rm	Unaudited as restated 30 June 2005 Rm	Audited as restated 31 December 2005 Rm
Assets			
Other assets	629	675	652
Investments	159 771	131 122	147 136
Intangible assets	1 433	1 734	1 534
Reinsurance assets	977	1 387	946
Deferred taxation	116	232	88
Disposal groups held for sale			2 380
Prepayments, insurance and other receivables	4 639	3 621	2 788

Cash and cash equivalents	9 901	7 656	12 313
Total assets	177 466	146 627	167 837
Liabilities			
Policyholders' liabilities	150 282	123 081	140 835
Insurance contracts	111 275	90 246	103 979
Investment contracts	39 007	32 835	36 856
Financial liabilities	2 368	217	2 235
Third party liabilities arising on consolidation of mutual funds	5 090	4 585	4 877
Deferred taxation	2 781	2 152	2 454
Disposal groups held for sale			1 267
Insurance and other payables	4 777	4 464	3 654
Other liabilities	977	808	1 186
Total liabilities	166 275	135 307	156 508
Equity			
Ordinary shareholders' interest	9 472	8 643	9 434
Minority interests	1 719	2 677	1 895
Total equity	11 191	11 320	11 329
Total equity and liabilities	177 466	146 627	167 837

Liberty Group Limited capital adequacy requirements

Statutory capital adequacy requirement (CAR)	3 849	3 114	3 782
Statutory CAR cover	2,1	1,8	2,0

Condensed group income statement for the six months ended 30 June 2006

	Unaudited 30 June 2006 Rm	Unaudited as restated 30 June 2005 Rm	Audited as restated 31 December 2005 Rm
Total revenue	23 744	20 262	52 159
Net insurance benefits and claims	(15 804)	(10 948)	(32 816)
Fair value adjustment to policyholder liabilities under investment contracts	(2 730)	(2 565)	(6 834)
Fair value adjustment on third party mutual fund liabilities	(213)	(1 061)	(1 354)
Acquisition costs associated with insurance and investment contracts	(1 196)	(2 254)	(3 594)
Expenses	(1 755)	(1 716)	(3 754)
Preference dividend in subsidiary	(71)	(69)	(138)
Goodwill impairment		(397)	(397)
Profit/(loss) on sale of subsidiaries	378		(2)
Equity accounted earnings from joint ventures	53	43	91
Profit before taxation	2 406	1 295	3 361
Taxation	(904)	(786)	(1 623)
Total earnings	1 502	509	1 738
Attributable to:			
Equity holders	1 404	366	1 442
Minority interests	98	143	296
	1 502	509	1 738
Earnings per share	Cents	Cents	Cents
Basic earnings	557,2	145,5	572,8
Fully diluted	531,9	142,6	560,3

Headline earnings for the six months ended 30 June 2006

	Unaudited 30 June 2006 Rm	Unaudited as restated 30 June 2005 Rm	Audited as restated 31 December 2005 Rm
Reconciliation of headline earnings			

Total earnings attributable to equity holders	1 404	366	1 442
Goodwill impairment		397	397
(Profit)/loss on sale of subsidiaries	(378)		2
Headline earnings	1 026	763	1 841
Insurance operations	723	501	942
Shareholders' fund investments	303	262	899
Headline earnings per share	Cents	Cents	Cents
Basic	407,2	303,4	731,2
Fully diluted	388,7	297,2	715,3

Condensed statement of changes in group shareholders' funds
for the six months ended 30 June 2006

	Unaudited 30 June 2006 Rm	Unaudited as restated 30 June 2005 Rm	Audited as restated 31 December 2005 Rm
As previously reported	9 601	8 525	8 525
Minority interests in unincorporated property partnerships	1 728	2 449	2 449
Restated balance at 1 January	11 329	10 974	10 974
Total earnings	1 502	509	1 738
Minority interests arising from acquisition of Capital Alliance Holdings Limited		161	161
Acquisition of minorities in Prefsure Holdings Limited	(166)		
Ordinary dividends	(623)	(423)	(773)
Capital reduction	(1 004)		
Minority capital contribution in unincorporated property partnerships	3	1	2
Minority capital reduction in unincorporated property partnerships	(48)		
Distribution to minority interests in unincorporated property partnerships	(63)	(86)	(149)
Change in effective ownership of minority interests in unincorporated property partnerships			(856)
Subscriptions for shares	32	59	68
Black Economic Empowerment transaction	143	38	72
Share-based payments	26	22	45
Owner-occupied properties - net fair value adjustments	13	17	94
Reversal of fair value adjustment on Capital Alliance Holdings Limited existing shares		(17)	(17)
Treasury shares	5		(25)
Foreign currency translation movement on subsidiaries	42	65	(5)
Shareholders' funds	11 191	11 320	11 329
Ordinary shareholders' interest	9 472	8 643	9 434
Minority interests	1 719	2 677	1 895

Condensed group cash flow statement
for the six months ended 30 June 2006

	Unaudited 30 June 2006 Rm	Unaudited as restated 30 June 2005 Rm	Audited as restated 31 December 2005 Rm
Operating activities	232	3 807	7 840
Investing activities	(1 733)	(3 521)	(4 961)

Financing activities	(925)	60	2 070
Net (decrease)/increase in cash and cash equivalents	(2 426)	346	4 949
Cash and cash equivalents at beginning of period	12 313	6 058	6 057
Net cash acquired on business acquisition and disposals		1 445	1 444
Reclassified to disposal groups held for sale			(137)
Foreign exchange movements on cash balances	14	7	
Cash and cash equivalents at end of period	9 901	7 856	12 313

Segment information

Unaudited segment results for the six months ended 30 June 2006

	Group	
	Risk	Non-risk
	Rm	Rm
Total revenue	710	2 767
Net insurance benefits and claims	(560)	(496)
Expenses	(82)	(2 156)
Segment result	68	115
Profit before taxation	68	115
Taxation	(14)	(85)
Total earnings	54	30

	Individual		
	Participating	Non-participating	Prudential participating business
	Rm	Rm	Rm
Total revenue	16 833	1 419	1 063
Net insurance benefits and claims	(13 700)	(75)	(973)
Expenses	(2 192)	(964)	(18)
Segment result	941	380	72
Profit before taxation	941	307	72
Taxation	(505)	(119)	(57)
Total earnings	436	188	15

	Other			
	Asset management	Shareholder operations	Mutual funds	Total
	Rm	Rm	Rm	Rm
Total revenue	15	678	259	23 744
Net insurance benefits and claims				(15 804)
Expenses		(121)	(259)	(5 792)
Segment result	15	557	-	2 148
Profit before taxation	65	838		2 406
Taxation		(124)		(904)
Total earnings	65	714	-	1 502

Audited segment results for the year ended 31 December 2005

	Group	
	Risk	Non-risk
	Rm	Rm
Total revenue	1 546	6 417
Net insurance benefits and claims	(1 094)	(1 326)
Expenses	(166)	(4 978)
Segment result	286	113
Profit before taxation	285	111
Taxation	(96)	(104)
Total earnings	189	7

Individual

	Non-	Prudential partici-

	Partici-pating Rm	Non-parti-cipating Rm	Non-partici-pating business Rm
Total revenue	32 015	6 045	2 152
Net insurance benefits and claims	(24 868)	(3 386)	(1 947)
Expenses	(6 312)	(1 610)	(28)
Segment result	835	1 049	177
Profit before taxation	839	911	176
Taxation	(678)	(376)	(154)
Total earnings	161	535	22

	Asset manage-ment Rm	Other Share-holder opera-tions Rm	Mutual funds Rm	Disposal groups Rm
Total revenue	30	1 542	1 490	922
Net insurance benefits and claims				(195)
Expenses		(304)	(1 490)	(567)
Segment result	30	1 238	-	160
Profit before taxation	107	774		158
Taxation		(188)		(27)
Total earnings	107	586	-	131

	Total Rm
Total revenue	52 159
Net insurance benefits and claims	(32 816)
Expenses	(15 455)
Segment result	3 888
Profit before taxation	3 361
Taxation	(1 623)
Total earnings	1 738

Total new sales
for the six months ended 30 June 2006
Comparatives include continuing operations of Capital Alliance for six months

	Unaudited 30 June 2006 Rm	Unaudited 30 June 2005 Rm	% change
Retail sales	12 506	10 870	+15
Life licence	6 511	6 685	-3
Attributable portion of STANLIB	5 995	4 185	+43
Institutional sales	3 920	2 447	+60
Life licence	1 268	1 222	+4
Attributable portion of STANLIB	2 652	1 225	+116
Total sales ex money market	16 426	13 317	+23
Attributable portion of money market	13 930	12 893	+8
Total new sales	30 356	26 210	+16

Net cash inflows
for the six months ended 30 June 2006
Comparatives include continuing operations of Capital Alliance for six months

	Unaudited 30 June 2006 Rm	Unaudited 30 June 2005 Rm	% change
Retail cash inflows	3 487	4 149	-16
Life licence	1 754	2 312	-24
Attributable portion of STANLIB	1 733	1 837	-6
Institutional cash outflows	(230)	(1 343)	+83
Life licence	233	(141)	+265
Attributable portion of STANLIB	(463)	(1 202)	+61
Net cash inflows ex money market	3 257	2 806	+16
Attributable portion of money market	160	1 704	-91
Net cash inflows	3 417	4 510	-24

Analysis of ordinary shareholders' funds invested
for the six months ended 30 June 2006

	Group funds invested	
	Unaudited 30 June 2006 Rm	Audited 31 December 2005 Rm
Insurance operations	963	1 019
Operating surplus		
Present value of in force business acquired	963	1 019
Liberty Active preference dividend		
Working capital charge1		
Financing of insurance operations	(101)	683
Fixed assets and working capital 1	2 159	2 883
Callable capital bonds and preference share liabilities	(2 260)	(2 200)
Financial services operations	473	449
Liberty Group Properties	17	11
STANLIB	422	407
Other	34	31
Listed investments	1 597	1 797
Other investments	6 540	4 540
Cash, preference shares and mutual funds	5 528	4 052
Share of pooled portfolios	911	373
Unlisted investments	101	115
Disposal groups held for sale		946
Prefsure Holdings		400
Liberty Ermitage Jersey		546
Administration expenses - shareholder allocation		
Normal taxation excluding insurance operations		
Secondary tax on companies		
Capital gains taxation on shareholder specific assets		
Net investment gains		
Goodwill impairment		
Profit on sale of subsidiaries		
Total shareholders' funds	9 472	9 434

	Contribution to earnings	
	Unaudited 30 June 2006 Rm	As restated unaudited 30 June 2005 Rm
Insurance operations	723	501
Operating surplus	905	566
Present value of in force business acquired		
Liberty Active preference dividend	(71)	(65)
Working capital charge1	(111)	
Financing of insurance operations	15	
Fixed assets and working capital 1	111	
Callable capital bonds and preference		

share liabilities	(96)	
Financial services operations	87	78
Liberty Group Properties	20	12
STANLIB	65	53
Other	2	13
Listed investments	30	31
Other investments	206	110
Cash, preference shares and mutual funds	152	72
Share of pooled portfolios	49	38
Unlisted investments	5	
Disposal groups held for sale		33
Prefsure Holdings		
Liberty Ermitage Jersey		33
Administration expenses - shareholder allocation	(84)	(82)
Normal taxation excluding insurance operations	(22)	(25)
Secondary tax on companies	(44)	(21)
Capital gains taxation on shareholder specific assets		
Net investment gains	115	138
Goodwill impairment		(397)
Profit on sale of subsidiaries	378	
Total shareholders' funds	1 404	366

	Group investment gains/(losses)	
	Unaudited 30 June 2006 Rm	As restated unaudited 30 June 2005 Rm
Insurance operations		
Operating surplus		
Present value of in force business acquired		
Liberty Active preference dividend		
Working capital charge1		
Financing of insurance operations		
Fixed assets and working capital 1		
Callable capital bonds and preference share liabilities		
Financial services operations		1
Liberty Group Properties		
STANLIB		1
Other		
Listed investments	78	71
Other investments	57	113
Cash, preference shares and mutual funds	(3)	
Share of pooled portfolios	75	50
Unlisted investments	(15)	63
Disposal groups held for sale		3
Prefsure Holdings		
Liberty Ermitage Jersey		3
Administration expenses - shareholder allocation		
Normal taxation excluding insurance operations		
Secondary tax on companies		

Capital gains taxation on shareholder specific assets	(20)	(50)
Net investment gains	(115)	(138)
Goodwill impairment		
Profit on sale of subsidiaries		
Total shareholders' funds		

1 With effect from 1 July 2005 Liberty Life established a working capital funding loan between insurance operations and shareholder assets, subsequently supported by the callable capital bonds issue. Inter divisional interest is charged at 8,58% nacm which is equivalent to the bond interest rate.

Embedded value and value of new business as at 30 June 2006

	Unaudited 30 June 2006 Rm	Audited 31 December 2005 Rm
Group embedded value		
Risk discount rate4	11,25%	10,00%
Net worth	8 244	8 279
Ordinary shareholders' funds on published basis	9 472	9 434
Adjustment of ordinary shareholders' funds from published basis1	(1 275)	(1 236)
Financial services subsidiaries fair value adjustment 2	1 229	1 345
Adjustment for carrying value of in force business acquired3	(964)	(1 019)
Allowance for fair value of share options	(218)	(245)
Net value of life business in force	11 108	10 874
Value of life business in force	11 984	11 563
Cost of solvency capital	(876)	(689)
Embedded value	19 352	19 153
Embedded value per share information		
Embedded value (Rm)	19 352	19 153
Number of shares in issue less shares in respect of the BEE transaction (millions)	252,8	252,2
Embedded value per ordinary share (R)	76,55	75,96
Embedded value before BEE impairment (Rm)	20 511	20 404
Number of shares including shares in respect of the BEE transaction (millions)	278,6	277,9
BEE normalised embedded value per share (R)	73,62	73,41
Value of new business and new business margins (31 December 2005 post SOI)		
Net value of new business written in the period	257	777
Gross value of new business	288	858
Cost of solvency capital	(31)	(81)
Present value of future expected premiums	10 853	26 216
Value of new business as a percentage of future expected premiums	2,4%	3,0%

Embedded value profits

	Unaudited 30 June 2006 Rm	Unaudited 30 June 2005 Rm
Embedded value at the end of the period	19 352	17 233
Less capital raised	(32)	(59)
Plus effect of capital reduction	912	
Plus dividends paid	623	423
Less restated embedded value at the beginning of the period	(19 153)	(16 319)
Embedded value profits	1 702	1 278
Return on net worth (annualised)	45,3%	33,6%
Return on embedded value (annualised)	18,6%	16,3%

Analysis of embedded value profits

	Net worth	Net value of life business in force	Embedded value

	Rm	Rm	Rm
Embedded value profits for the period			
Embedded value at the end of the period	8 244	11 108	19 352
Less capital raised	(32)		(32)
Plus effect of capital reduction	912		912
Plus dividends paid	623		623
Less restated embedded value at the beginning of the period	(8 279)	(10 874)	(19 153)
Embedded value profits	1 468	234	1 702
Components of embedded value profits			
Value of new business written in the period		257	257
Expected return on value of life business 5		541	541
Expected net of tax profit transfer to net worth 8	257	(257)	
Operating experience variances9	60	(53)	7
Operating assumption changes10	(17)	(9)	(26)
Change in respect of STC allowance		(96)	(96)
Embedded value profits from operations	300	383	683
Investment return on net worth	741		741
Exchange rate movements	42		42
Investment variances	436	199	635
Changes in economic assumptions11	(64)	(386)	(450)
Changes in modelling methodology	(15)	38	23
Change in allowance for fair value of share options 12	28		28
Total embedded value profits	1 468	234	1 702

Bases, assumptions and additional information

1. The amounts of R1 275 million and R1 236 million reflected as the adjustment of shareholders' funds from the published basis, represent the change in these assets as a result of moving from a published valuation basis to the statutory valuation method. This is largely due to the elimination of certain negative rand reserves on the statutory valuation basis. The reduction in net worth results in a corresponding increase in the value of in force.
2. The published value of financial services subsidiaries is adjusted for embedded value purposes to essentially hold these subsidiaries as a multiple of earnings.

This adjustment is shown as the "financial services subsidiaries fair value adjustment".

	Unaudited 30 June 2006 Rm	Audited 31 December 2005 Rm
Liberty Group Properties	330	300
Liberty Ermitage Jersey		305
Libgroup Jersey Holdings	115	
STANLIB	784	710
Prefsure Holdings		30
	1 229	1 345

In the case of Liberty Group Properties, Liberty Ermitage Jersey, Libgroup Jersey Holdings and STANLIB, a price earnings ratio multiplier was applied to the net after taxation recurring earnings of the subsidiaries.
For Liberty Group Properties and STANLIB a multiplier of 10 was used and for Libgroup Jersey Holdings a multiplier of 5 (2005: all 10). In the case of STANLIB the R784 million represents Liberty Life's share of the excess over the net asset value of STANLIB and effectively values STANLIB Limited at R2,9 billion in total.

3. The carrying value of business acquired by Liberty Life (analysed below) has been deducted from shareholders' funds in order to avoid double counting. For embedded value purposes, the value in respect of this amount is included in the net value of life business in force.

Unaudited Audited

	30 June 2006 Rm	31 December 2005 Rm
Investec Employee Benefits	(91)	(96)
Capital Alliance Holdings Limited (CAHL)	(824)	(872)
Business previously acquired by CAHL	(49)	(51)
	(964)	(1 019)

4. Future investment returns on the major classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

	Investment return p.a. 30 June 2006	31 December 2005
Government stock	8,75%	7,50%
Equities	10,75%	9,50%
Property	9,75%	8,50%
Cash	7,25%	6,00%
The risk discount rate has been set equal to 0,5% in excess of the investment return on equity assets	11,25%	10,00%
Maintenance expense inflation rate	5,25%	4,00%

5. The expected return on the value of life business is obtained by applying the previous year's discount rate for half a year to the value of life business in force at the beginning of the year and the current year's discount rate for a quarter of a year to the value of new business.
6. Taxation has been allowed for at the latest rates and on bases applicable to Section 29A of the Income Tax Act. Full taxation relief on expenses to the extent permitted was assumed. Capital Gains Taxation has been taken into account in the embedded value. Allowance has been made for future Secondary Tax on Companies.
7. Other bases, bonus rates and assumptions:
Parameters reflect best estimates of future experience, consistent with the valuation basis used by the statutory actuary, excluding any compulsory or discretionary margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.
8. The expected net of tax transfer to net worth includes a negative amount of approximately R297 million arising due to the new business strain experienced on the statutory valuation basis.
9. The net amount of R7 million includes amongst other variances the effect of better than expected risk experience.
10. The R26 million shown for operating assumption changes includes the effect of reduced management fees on certain portfolios of business.
11. The amount of R450 million shown for changes in economic assumptions arises from the change to a higher level of economic assumptions.
12. The amount of R28 million in respect of the change in the fair value of share options arises from the change in the number of shares under option and the change in the market value of the Liberty Life share price over the reporting period.
13. The assets backing the Capital Adequacy Requirement (CAR) are 60% equities, 20% cash, 15% preference shares and 5% gilts. The mix is the same as at 31 December 2005.

Commitments
as at 30 June 2006

	Unaudited 30 June 2006 Rm	Unaudited 30 June 2005 Rm	Audited 31 December 2005 Rm
Capital commitments			
Equipment	163	167	288
Under contracts	132	154	248
Authorised by the directors but not contracted	31	13	40
Total capital commitments	163	167	288

Related parties

As at 30 June 2006

There have been no significant changes to the nature of the related party transactions as described in note 44 to the 31 December 2005 annual financial statements.

Summary of movement in investments in ordinary shares held by the group in the group's holding companies is as follows:

	Number '000	Market value Rm	Ownership %
Liberty Holdings Limited			
Balance at 31 December 2005	2 630	497	5,36
Purchases	295	61	
Sales	(390)	(79)	
Fair value adjustments		(28)	
Balance at 30 June 2006	2 535	451	5,16
Standard Bank Group Limited			
Balance at 31 December 2005	46 489	3 525	3,44
Purchases	3 536	267	
Sales	(5 790)	(453)	
Fair value adjustments		67	
Balance at 30 June 2006	44 235	3 406	3,26

Retirement benefit obligation

As at 30 June 2006

As at 31 December 2005, the Liberty Group post retirement medical aid benefit liability was R196 million and the Alnet post retirement defined benefit pension shortfall was R23 million. A review by the group's actuaries at 30 June 2006 does not indicate that any significant adjustment to the liability is currently required.

No asset is recognised in respect of the surplus on the Liberty pension fund, as the apportionment of the surplus between the respective company and members still needs to be approved by the Registrar of Pension Funds in terms of the Pension Fund Second Amendment Act, 39 of 2001.

Date: 10/08/2006 07:30:33 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

01/09/2006 - 20:11:07

LIBU
Liberty Group Limited - Increase in issued share capital
Liberty Group Limited
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Life")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360
INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY GROUP LIMITED SHARE OPTION SCHEMES
Notification is hereby given that Liberty Group Limited has issued 124 299 new ordinary shares of 10 cents each pursuant to the implementation of share options during the period 10 to 31 August 2006 in terms of the Liberty Group Limited Share Incentive Schemes.
Accordingly application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 1 September 2006.
The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the issue of the 124 299 new shares is 278 929 750 shares of 10 cents each.
Johannesburg
1 September 2006
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 01/09/2006 08:52:16 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###07/09/2006 - Liberty Group Limited - Appointment Of A Non-executive Director###

LIBERTY GROUP LIMITED
Registration number 1957/002788/06
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360
Incorporated in the Republic of South Africa

APPOINTMENT OF A NON-EXECUTIVE DIRECTOR

In compliance with section 3.59 of the Listings Requirements of the JSE Limited, the board of directors of Liberty Group is pleased to announce the appointment of Ms B S Tshabalala to the board as a non-executive director with effect from 1 September 2006. She held the position of Group Treasurer of Transnet Limited until the end of March 2006 and is currently Chief Executive of Industrial Development Group, a black owned resources company. Ms Tshabalala holds a BA in Economics and MBA Finance degrees from Lawrence and Wake Forest Universities in the USA.

Johannesburg
7 September 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 07/09/2006 11:02:03 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED